Mail Stop 6010


								February 10, 2006


David A. Garrison, Chief Financial Officer
Arrhythmia Research Technology, Inc.
25 Sawyer Passway
Fitchburg, MA 01420


Re:	Arrhythmia Research Technology, Inc.
Item 4.01 Form 8-K filed February 9, 2006

Dear Mr. Garrison:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated and filed February 9, 2006

1. Please amend Item 4(a) of Form 8-K to state the former accountant resigned and the specific date of resignation, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to indicate the date that the audit committee agreed to accept the resignation as that wording is unclear to a reader as to when the resignation took place. Generally, a resignation is a unilateral action and effective upon notification by the resigning accountant.
2. Please tell us why your statement as to whether there were any disagreements with the former accountants is for the two fiscal years ended December 31, 2004 and December 31, 2003, and through November
14, 2005.  This should be through the date of resignation.  See
Item
304(a)(1) of Regulation S-B. If November 14, 2005 is the date of the resignation, please amend the Form 8-K and date your report as of the date of resignation.
3. To this regard, if the former accountants` resignation was November 14, 2005, please tell us why the Form 8-K was not filed until February 3, 2006. Please tell us how this affects management`s assessment of internal reporting controls.
4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at 202 551-3618 or Brian Cascio, Accounting Branch Chief at 202 551-3676. You may also speak with Martin James, Senior Assistant Chief Accountant at 202
551-3671.

							Sincerely,



							Dennis C. Hult
					Staff Accountant






??

??

??

??

David A. Garrison
Arrhythmia Research Technology, Inc.
February 10, 2006
Page 3